Thomas Equipment, Inc.

Amendment # 5 to Registration Statement on Form S-1

File No. 333-124217

Responses to SEC Comment Letter dated November 17, 2005

Upon your review of the below response, we would appreciate a phone conference to discuss any concerns, questions, or comments you may have and to clarify any unresolved issues. This will allow us the opportunity to better respond and to do so in an expedient manner.

Form S-l Amendment 4 filed October 3, 2005

General

1. We note that you have entered into an agreement with Laurus Master Fund Ltd ("Laurus") on October 28, 2005 that provides for certain modifications of your existing arrangements. In your response to us dated November 4, 2005 you highlighted the significant terms that have been modified. In light of the modifications, please provide to us your analysis under the guidance in EITF 96-19 as to whether these changes to your debt were a modification or an extinguishment of debt and creation of new debt. In addition, tell us how you will account for the payment of $600,000 that was paid by you in full consideration for all amounts due or which might otherwise have become due under the registration rights agreement.

      Response

      From October 28, 2005 until the due date of the Laurus debt on November 9, 2007, the penalties under the Registration Rights Agreement would have aggregated approximately $10,600,000, (2% of $22,000,000 for two years) compared with the $600,000 fee paid. The face amount of the debt and the interest rate is unchanged (except for the elimination of the interest rate reset feature). In accordance with EITF 96-19, as the present value of the cash flows under the new terms is clearly at least 10% different from the present value of the remaining cash flows, including the penalties, under the old terms, the modification of our debt agreements with Laurus will be accounted for as an extinguishment. The $600,000 fee paid will be included in the determination of the gain or loss on extinguishment (so that, as disclosed in our quarterly report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14, 2005, it will effectively be expensed in our second fiscal quarter ending December 31, 2005).

      The gain or loss on extinguishment will be measured as the difference between the fair value of the "new" debt instruments (plus the fee) and the carrying values of the "old" debt instruments and the related bifurcated derivative instruments (including the conversion option). As the new debt instrument has only standard anti-dilution provisions, it will qualify as "conventional convertible debt" and the embedded conversion option will not be bifurcated. Any other embedded derivative instruments, however, will be bifurcated, as appropriate. Although the old debt is carried at a significant discount and the new debt will not be subject to the same discounts (thus giving rise to a significant loss on extinguishment), it is probable that this will be more than offset by the elimination of the derivative liability related to the embedded conversion option (which will no longer be bifurcated).

Note 12. Convertible long term debt, page F-35, and Convertible credit facility, page F-36

2. We have evaluated response 1 and 2 and continue to believe that you have not provided a sufficient basis to consider the convertible term note and convertible credit facility as conventional convertible debt as defined under paragraph 4 of EITF 00-19. It appears since the conversion feature resets upon certain events, you would be unable to conclude that the conversion option is settled in a fixed number of shares. The reference in paragraph 4 of EITF 00-19 to "at the discretion of the issue" relates to a choice of settlement (i.e. shares or and equivalent amount of cash), not whether the issuer has the ability to change the number of shares. Additionally, it also appears that the monthly conversion repayment feature does not result in the holder receiving a fixed number of shares or an equivalent amount of cash (at the discretion of the issuer) since the provisions require you to pay 103% of the principal amount in cash if certain criteria are not met. This cash settlement value differs from the value of the shares that would be required to be issued if you were permitted to pay in shares. Please advise or revise.

      Response

      The accounting for the embedded conversion option of our original convertible debt is being modified to bifurcate the conversion option and account for it as a derivative liability.

      In accordance with the guidance in Derivatives Implementation Group Issue B-15 (DIG B-15), if a hybrid instrument contains more than one embedded derivative feature that would individually warrant separate accounting as a derivative instrument under paragraph 12 of FAS 133, those embedded derivative features must be bundled together as a single, compound embedded derivative instrument that is then bifurcated and accounted for separately from the host contract. Accordingly, in bifurcating the embedded conversion option, the determination of the value of the embedded derivative has included the conversion option, the expected future interest stream that may be settled in shares, and the interest rate reset feature. As discussed in our response to comment 3 (see response 3 (c) below), the 7.5% floor related to the interest rate is considered to be "clearly and closely related" and does not require to be bifurcated.

      In valuing the embedded conversion option (including the call options represented by the payment of interest in shares and the potential effect on those options of the interest rate reset feature), we have used the Black-Scholes option pricing model. SFAS 133 does not prescribe any specific models for estimating fair value and, generally, retained the definition of fair value that was included in SFAS 107. DIG B-22 makes the distinction between option-based contracts (rights to put or call) and forward-based contracts (rights to future cash flow) in connection with the bifurcation of embedded derivatives in hybrid contracts. Generally, the methodology for bifurcation of a hybrid instrument (i.e., convertible debt) follows an option-based model. Based upon this guidance, we used the Black-Scholes option pricing model. As of June 30, 2005, the resulting fair value of the embedded conversion option is approximately $73 million. If bifurcated (see comment 5 below), the fair value at June 30, 2005 of the embedded conversion option of our convertible preferred stock would be approximately $23 million.

3. Please refer to prior comment 4. Please provide us with the following requested information:

      o We note that you believe the interest rate adjustment feature described in our prior comment 4 is an embedded derivative that is required under SFAS 133 to be separated from the host contract. We do not believe the reasons you cite provide a sufficient basis to not comply with SFAS 133.

      o Refer to the redemption option and the guarantee provided by the Province of New Brunswick. In your response you cite the accounting literature that you considered in reaching a conclusion that separate accounting for these embedded features is not required. In order to facilitate our evaluation of your conclusion, please give us your analysis of these features under the accounting literature to which you referenced. Please also refer us to the financial statement disclosure related to each feature.

      o It is unclear whether you identified all potential embedded derivatives. For example, please tell us how you evaluated the interest rate floor of 7.5% in the convertible credit facility under SFAS 133.

      Response

      (a) As noted in response to comment 2 above, the interest rate reset feature is included in the valuation of the bifurcated compound derivative instrument.

      (b)(1) We are not entirely clear what you mean by "Refer to the redemption option". We assume you are referring to our ability to redeem the loan. Under FAS 133, paragraph 61(d), the call option is considered to be "clearly and closely related" to the debt instrument.

      (b)(2) The guarantee provided by the Province of New Brunswick is covered by paragraph 10 d of FAS 133, which was modified by FAS 149, as follows:

            Financial guarantee contracts. Financial guarantee contracts are not subject to this Statement only if:

            (1) They provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations under a nonderivative contract, either at pre-specified payment dates or accelerated payment dates as a result of the occurrence of an event of default (as defined in the financial obligation covered by the guarantee contract) or notice of acceleration being made to the debtor by the creditor.

            (2) Payment under the financial guarantee contract is made only if the debtor's obligation to make payments as a result of conditions as described in (1) above is past due.

            (3) The guaranteed party is, as a precondition in the contract (or in the back-to-back arrangement, if applicable) for receiving payment of any claim under the guarantee, exposed to the risk of nonpayment both at inception of the financial guarantee contract and throughout its term either through direct legal ownership of the guaranteed obligation or through a back-to-back arrangement with another party that is required by the back-to-back arrangement to maintain direct ownership of the guaranteed obligation.

            In contrast, financial guarantee contracts are subject to this Statement if they do not meet all of the above three criteria, for example, if they provide for payments to be made in response to changes in another underlying such as a decrease in a specified debtor's creditworthiness.

      The guarantee provided by the Province of New Brunswick provides for a guarantee on up to CD$8,000,000 advanced by Laurus. Payment under the guarantee is required only if we fail to repay Laurus when due or demanded under our agreements. Laurus is required to maintain a security interest in our assets and make reasonable commercial efforts to collect on that security before payments under the guarantee are required. Accordingly, we do not believe the guarantee is subject to FAS 133.

      Because the guarantee benefits Laurus and does not directly benefit us, we had not previously included it in our footnote disclosure. However, for the sake of completeness, it has now been included in the revised footnote disclosure (see Exhibit A).

      (c) In accordance with FAS 133, paragraph 61(f), the interest rate floor of 7.5% is considered to be "clearly and closely related" to the host debt instrument (and therefore does not require to be bifurcated) because neither of the conditions in paragraphs 13(a) or 13(b) of FAS 133 are considered to be met, i.e., (1) under paragraph 13(a), the debt instrument can not be settled in such a way that Laurus would not recover substantially all of its initial recorded investment and (2) under paragraph 13(b), the interest rate floor does not provide a possible future interest rate scenario (even though it may be remote) under which the interest rate floor would at least double Laurus' initial rate of return on the host contract.

4. Please provide the revised footnote disclosure you propose to make in response to prior comment 5. We may have further comments after reviewing your response.

      Response

      A copy of the revised footnote was included in the additional material we previously provided to the Staff by fax on November 4, 2005, immediately following submission of our previous response.

      We have included in Exhibit A an updated copy of the proposed footnote disclosure. Please note that this Exhibit includes the text of the proposed footnote disclosure but does not fully reflect the amounts, pending completion of the entries associated with bifurcating the embedded conversion option.

Note 16. Redeemable preferred shares, page F-39

5.    We are continuing to evaluate response 7.

      Response

      Please advise when you have completed your evaluation. From our prior telephone conversation with the Staff, we understood (perhaps incorrectly) that the Staff believed that a formula-based adjustment of the conversion price (that attempted to maintain the holder in the same relative position) did not violate the "fixed number of shares" test for exemption from evaluation under EITF 00-19. It would be helpful to us to understand whether your continued evaluation involves (a) a revision of what we understood to be the Staff's position or (b) consideration of whether the formula in our convertible preferred stock is adequate in meeting that test. If you believe that our convertible preferred stock does not meet the test for exemption from EITF 00-19, such that bifurcation of the embedded conversion option is required, we would appreciate it if you would advise us promptly.

6. Since you have concluded that the convertible preferred stock is conventional convertible, and therefore the embedded conversion option is outside of the scope of EITF 00-19 and SFAS 133, it would appear that you would be required to account for the beneficial conversion feature that exists on the date of issuance pursuant to the provisions of EITF 98-5 and EITF 00-27. If you determine that a beneficial conversion feature exists, you are required to record a discount that would be accreted from the date of issuance to the stated redemption date of the convertible instrument (unless you meet the conditional provisions that are outlined in the footnote), regardless of when the earliest conversion date occurs. Please revise your accounting to comply with the provisions of paragraph 19 of EITF 00-27.

      Response

      At the time of issuance of the convertible preferred stock, we accounted for the beneficial conversion feature. The preferred stock has conditions that permit the holder to request redemption in certain circumstances. However, it has no stated redemption date. Accordingly, as disclosed in the footnotes to our consolidated financial statements, the beneficial conversion feature was amortized over the period to the earliest conversion date (as required by EITF 98-05 and 00-27), resulting in immediate recognition.

7. Please provide the revised footnote disclosure you propose to make in response to prior comment 9. In this regard, it appears that the convertible, redeemable preferred stock, which you are accounting for as temporary equity, has multiple redemption features. Please ensure your disclosure describes the nature of these redemption features and related accounting treatment with any disclosures required by EITF D-98. We may have further comments after reviewing your response.

Response

As noted in our response to comment 4 above, a copy of the revised footnote was included in the additional material we previously provided to the Staff by fax on November 4, 2005, immediately following submission of our previous response. We are unclear whether this additional material was received or reviewed by the Staff.

We have included as Exhibit B an updated copy of the proposed revisions to the footnote.

Note 19. Stock options and warrants, page F-42

8. Please refer to prior comment 10. We note that you have provided a range of expected volatility factors that vary significantly by issuance. Please tell us how you determined these volatility factors. One of the factors considered in estimating expected volatility is historical volatility of the underlying common stock over the most recent period that is generally commensurate with the expected option/warrant life. If the option/warrant being valued is transferable, it is generally inappropriate to use an expected life shorter than the contractual term. Since the operations of the successor entity commenced on October 1, 2004, it is unclear whether you only considered the historical volatility of the common stock since October 1, 2004 in estimating expected volatility or whether your estimate considered the historical volatilities of similar entities following a comparable period in their lives. Refer to the analogous guidance in paragraphs 277 and 285 of SFAS 123.

      Response

      As disclosed in the footnote to Exhibit A of our response letter dated November 3, 2005 responding to your comment letter dated October 20, 2005, and as disclosed in Note 12 to the unaudited consolidated financial statements included in our Form 10-Q for the quarter ended September 30, 2005, filed November 14, 2005, the volatility of our common stock has been calculated at each valuation date "based on the market price of our common stock each business day since our inception on October 1, 2004".

      Paragraphs 277 and 285 of SFAS 123 address the notion that a company may not have a sufficient trading history for its common stock to be able to compute historical volatility for a period that matches the contractual (or expected) life of the options that it is trying to value and that, in such circumstances, it might be appropriate to modify the historical volatility calculations. In such circumstances, it is suggested that it might be appropriate to modify the volatility used by comparison with the volatility experienced by "comparable" entities that are more mature and/or have a longer trading history.

      Given the origins of our company, the acquisitions we have done, the industry in which we operate, and the venture capital type financing that has been used, we believe that any determination of "comparable" entities would be difficult to support and unreliable. We recognize that our common stock has been subject to significant volatility but, as the trading of our stock has begun to stabilize over time, the volatility has continued to decline and is appropriately recognized in the periodic revaluation of the derivative liabilities.

      We note that the guidance in paragraphs 277 and 285 is suggestive ("might") and not prescriptive. Accordingly, we believe it appropriate to adhere to the historical underpinnings of the volatility used in our Black-Scholes calculations and not to modify them for what, even in the best of circumstances, would be arbitrary and subjective adjustments.

9. We note from your response to comment 11 that you have assumed an expected term of seven years for the 4,020,000 options issued to Laurus on November 9, 2004 that have no stated expiration date. Please note that footnote 7 in SAB 107 states that if factors such as non-transferability, non-hedgability and the truncation of the contractual term are not present in a non-employee share option arrangement, the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of the non-employee share options. It appears that the 4,020,000 options are transferable. If our understanding is correct, it does not appear that the use of a seven year life appropriately captures the value inherent in options that have indefinite lives. In order to help us assess whether the fair value of the 4,020,000 options you determined using a seven year expected term is materially different than the fair value of the 4,020,000 options using an indefinite term, please quantify for us how the use of longer contractual terms would impact the fair value of the 4,020,000 options.

      Response

      The life used makes no difference to the result. The Black-Scholes option pricing model, which we use to value our options and warrants and which we believe is very widely used and generally accepted in practice, will never value an option at more than the market price at the time the option is valued (assuming the strike price is positive). In the case of the 4,020,000 options issued to Laurus, which have a strike price of one penny, the valuation provided by the Black-Scholes model is invariably the market price as of the valuation date. When the expected dividend yield is zero (as it is in our case), changing any of the other valuation factors, including the life of the option, has no effect on the valuation. We believe this outcome is conceptually sound - the strike price of one penny is essentially de minimis and thus the option is worth whatever the market price is at any point in time. As there is no expectation of dividends, the estimated value of the option is not reduced vis-a-vis the market price to reflect the lack of receipt of that expected dividend stream.

10. Refer to Exhibit A of your response. We note a number of your options and warrants that you account for as derivative liabilities are exercisable at any time. Please tell whether you believe such derivative liabilities represent current or non-current liabilities and the basis for your conclusion. Please clarify your current disclosure.

      Response

      As disclosed in Note 2 to the unaudited consolidated financial statements included in our Form 10-Q for the quarter ended September 30, 2005, filed November 14, 2005, we classify the derivative liabilities as follows:

      "The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date."

      The options and warrants are accounted for as derivative instrument liabilities and not as equity because the company may have to pay penalties under the Registration Rights Agreements (and therefore they are not considered to be indexed only to the company's stock) and/or because the company cannot conclusively demonstrate that it would be able to net-share settle the instruments and is therefore required to assume that net-cash settlement is required (no matter how unlikely that outcome may be). If the company is, in fact, required to net-cash settle the instruments, the only time it could be required to do so is when the options expire (and even then, it is only an accounting "presumption"). Accordingly, only if that "presumed" net-cash settlement is expected to occur, or can be required to occur, within 12 months of the balance sheet date, are the instruments classified as current liabilities.

Exhibit A - Proposed Disclosure related to Laurus Debt

                                                                                                         Successor
                                                                                                         Business
                                                                                                       -------------

12. Convertible long term debt (Successor only)                                                        June 30, 2005
                                                                                                       -------------

Term loan with Laurus, bearing interest at US prime plus 3% (9.0% at June 30, 2005) with monthly principal repayments of $207 per month plus interest. Funds were used to finance the acquisition of
Thomas Equipment Limited assets                                                                        $       6,000

Debt discount, net of amortization of $00, related to a portion of 4,020,000 options and 2,200,000 warrants to purchase shares of common stock and to the embedded conversion option which has been
bifurcated and accounted for as a derivative instrument liability                                             (0,000)
                                                                                                       -------------
                                                                                                                  00
                                                                                                       -------------

Term loan with Laurus, bearing interest at US prime plus 3% (9.0% at June 30, 2005) with monthly principal repayments of $66 per month plus interest. Funds were used to refinance liabilities
assumed in the Pneutech Inc. acquisition                                                                       1,900

Debt discount, net of amortization of $00, related to 150,000 warrants to purchase shares of common stock and the embedded conversion option which has been bifurcated and accounted for as a derivative
instrument liability                                                                                          (0,000)
                                                                                                       -------------
                                                                                                                  00
                                                                                                       -------------

Total convertible long term debt                                                                                 000
Less current portion                                                                                            (000)
                                                                                                       -------------
                                                                                                       $          --
                                                                                                       -------------



Principal repayments start in July 2005 and are as follows, for the fiscal years ending June 30:
2006                                                                                                   $       3,270
2007                                                                                                           3,270
2008                                                                                                           1,360


The principal repayments and interest payments for the term loans can be made in cash or common stock at the option of Laurus. Payments in cash are subject to a 3% premium (though no premium is charged if the payments are added to the convertible credit facility). Payments in common stock have a fixed conversion price of $1.50 per common share.

The term loans can be converted to common stock at any time, at the option of Laurus, at a conversion price of $1.50 per common share. Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price will be adjusted. In connection with a modification of the terms of the Laurus debt (see below), this provision has been modified so that the adjustment is based on a formula that maintains Laurus in no better or worse position than before such issuance. The conversion price may also be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

Laurus has contractually agreed not to convert any portion of the credit facility if exercising the conversion option results in Laurus holding in excess of 9.99% of our outstanding shares of common stock.

The term loans bear interest at the greater of 7.5% or The Wall Street Journal published US prime rate plus 3%. The interest rate is reset at the beginning of each month. Prior to October 28, 2005, if we have registered the common shares into which the loans are convertible, the interest rate on the loans is reduced by 2% for each 25% by which the market price of our common stock (during the five trading days immediately prior to the monthly interest rate reset date) exceeds the conversion price of $1.50 per share. This interest rate reduction feature was removed from the loan agreements on October 28, 2005 (see below) and, because the shares underlying the conversion option had not been registered by that date, never became effective.

In connection with the $6,000 term loan and the convertible credit facility (see
Note 13), we issued to Laurus 4,020,000 options and 2,200,000 warrants to purchase common stock. The options and warrants have an exercise price of $0.01 per share and $2.25 per share, respectively, and are exercisable at any time. The warrants expire on November 9, 2011. The options have no stated expiration date. The options and warrants were valued using the Black-Scholes option pricing model, based on the market price of the common shares at the time the options and warrants were issued and other relevant factors (see Note 16). The initial values of the options and warrants of $4,060 and $2,222, respectively, were recorded as derivative liabilities (see Note 16) and were allocated between the convertible term loan and the convertible credit facility (see Note 13) based on the relative face amounts of the term loan and the credit facility.

In connection with the $1,900 term loan, we issued to Laurus 150,000 warrants to purchase common stock, at an exercise price of $2.25 per share. The warrants are exercisable at any time and expire on February 28, 2012. The warrants were valued using the Black-Scholes option pricing model, based on the market price of the common shares at the time the warrants were issued and other relevant factors (see Note 16). The initial value of the warrants of $898 was recorded as a derivative liability (see Note 16).

The conversion option related to each term loan, together with the interest rate reduction feature (see above) and the embedded call options represented by Laurus' right to receive interest payments in stock, were treated, for each term loan, as a single compound derivative instrument, and were bifurcated from the debt instrument and accounted for separately as a derivative instrument liability (see Note 16). Because the initial fair values of these embedded derivative instruments, together with the fair values of the options and warrants that were also accounted for as derivative instrument liabilities and recorded at their fair values, exceeded the proceeds received (the face amount of the debt), the difference was recorded as an immediate charge to income (see
Note 16).

The discount from the face amount of the term loans represented by the value assigned to the options, warrants and bifurcated derivative instruments is being amortized over the period to the due date of each term loan of November 9, 2007, using the effective interest method.

As security for the loans, we provided Laurus a general security agreement on Thomas Equipment, Inc. and, subsequently, a second position on all assets of Pneutech, Inc. In connection with the $6,000 term loan and the convertible credit facility (see Note 13), the Province of New Brunswick provided a guarantee related to our payment obligations under the loan agreements, up to an amount of CD$8,000. Payment under the guarantee is required only if we fail to repay Laurus when due or demanded under our agreements. Laurus is required to maintain a security interest in our assets and make reasonable commercial efforts to collect on that security before payments under the guarantee are required.

On October 28, 2005, we and Laurus entered into an agreement pursuant to which the Registration Rights Agreement dated as of November 9, 2004 between the Company and Laurus was terminated in its entirety. As a result of such agreement, we are no longer required to register all of the shares of common stock held by Laurus or underlying options, warrants and convertible debt held by them.

Previously, we were not in compliance with our obligations to register the shares of common stock held by or issuable to Laurus. However, Laurus had previously waived, through October 31, 2005, the imposition of all penalties under the Registration Rights Agreement and its right to accelerate payment of our obligations. In consideration for this waiver, we paid Laurus a fee of $898, which was less than the damages we would have incurred while not in compliance through October 31, 2005. This fee was recorded in our first quarter of fiscal 2006 (quarter ended September 30, 2005). In addition, as this amount was included in an over-advance from Laurus under our revolving credit facility with them, the fee did not have a material impact on our liquidity.

      In connection with the October 28, 2005 agreement, the Company and Laurus also agreed:

o To remove from our agreements all adjustments to the interest rate payable on the convertible debt resulting from changes in the trading price of our common stock;

o To remove the requirement that the shares be registered before they can be used for repayment of the convertible debt obligations; and

o To remove from our agreements the provisions related to the convertible debt that adjust the fixed conversion price in the event that we issue common stock at a lower price than the fixed conversion price and to replace such provisions with traditional value-weighted anti-dilution provisions.

      In full consideration for all amounts due or which might otherwise have become due to Laurus pursuant to the Registration Rights Agreement, we paid Laurus a fee of $600, which was recorded in our second fiscal quarter of 2006 (quarter ending December 31, 2005).

13. Convertible credit facility (Successor only)

Effective November 9, 2004, the company entered into a three-year $16,000 revolving credit facility agreement with Laurus Master Fund Ltd. ("Laurus"). Included in the total credit facility is a secured convertible minimum borrowing note of $8,000. The purpose of the credit facility was to provide TE2004 with funds to purchase the inventory and fixed assets of Thomas Equipment Limited and other general corporate purposes. The credit facility is secured by substantially all of our assets.

On January 26, 2005, we received an increase in the credit facility with Laurus from $16,000 to $20,000. Laurus charged a fee of $128 and received warrants to purchase 400,000 common shares at an exercise price of $2.25 per share. On November xx, 2005, we received a further increase in the credit facility to $22,000.

The credit facility provides for borrowings utilizing an asset based formula using eligible receivables, inventory, and fixed assets, less any reserves. At June 30, 2005, the amount of available borrowings pursuant to the formula was as follows:

  Available borrowings supported by asset base                                 $ 17,710
  Less: amount borrowed under revolving credit facility                          17,684
                                                                               --------
  Excess availability                                                          $     26
                                                                               ========

  Amount borrowed under the revolving credit facility.  Funds were used to finance the acquisition of Thomas Equipment Limited assets and to fund
  operations since the acquisition                                             $ 17,684


      Debt discount, net of amortization of $00, related to a portion of
      4,020,000 options and 2,200,000 warrants to purchase shares of common stock, to 400,000 warrants to purchase common stock and to the embedded conversion option which has been bifurcated and accounted for
      as a derivative instrument liability                                      (00,000)

                                                                               --------
                                                                               $ 00,000
                                                                               ========

Any principal repayments and interest payments on $8,000 of this outstanding balance of the credit facility can be made in cash or common stock. Payments in cash are subject to a 3% premium (though no premium is charged if the payments are added to the convertible credit facility). Payments in common stock have a fixed conversion price of $1.50 per common share.

Laurus may require us to convert into common stock all or a portion of the amount outstanding under the credit facility, together with interest and fees thereon, at any time at a conversion price of $1.50 per common share. Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price will be adjusted. In connection with a modification of the terms of the Laurus debt (see Note 12 above), this provision has been modified so that the adjustment is based on a formula that maintains Laurus in no better or worse position than before such issuance. The conversion price may also be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

Laurus has contractually agreed not to convert any portion of the credit facility if exercising the conversion option results in Laurus holding in excess of 9.99% of our outstanding shares of common stock.

The revolving loan bears interest at the greater of 7.5% or The Wall Street Journal published US prime rate plus 3%. We are also required to pay fees of 0.30% per annum on the average monthly unused amount of the revolving facility and a 1% per month fee on the balance in excess of the borrowing limit. The interest rate is reset at the beginning of each month. Prior to October 28, 2005, if we have registered the common shares into which the revolving loan is convertible, the interest rate on the loans is reduced by 2% for each 25% by which the market price of our common stock (during the five trading days immediately prior to the monthly interest rate reset date) exceeds the conversion price of $1.50 per share. This interest rate reduction feature was removed from the loan agreements on October 28, 2005 (see below) and, because the shares underlying the conversion option had not been registered by that date, never became effective.

In connection with the initial convertible credit facility and the $6,000 term loan (see Note 12), we issued to Laurus 4,020,000 options and 2,200,000 warrants to purchase common stock. The options and warrants have an exercise price of $0.01 per share and $2.25 per share, respectively, and are exercisable at any time. The warrants expire on November 9, 2011. The options have no stated expiration date. The options and warrants were valued using the Black-Scholes option pricing model, based on the market price of the common shares at the time the options and warrants were issued and other relevant factors (see Note 16). The initial values of the options and warrants of $4,060 and $2,222, respectively, were recorded as derivative liabilities (see Note 16) and were allocated between the convertible term loan (see Note 12) and the convertible credit facility based on the relative face amounts of the term loan and the credit facility.

In connection with the increase in the convertible credit facility to $20,000, we issued to Laurus 400,000 warrants to purchase common stock, at an exercise price of $2.25 per share. The warrants are exercisable at any time and expire on January 26, 2012. The warrants were valued using the Black-Scholes option pricing model, based on the market price of the common shares at the time the warrants were issued and other relevant factors (see Note 16). The initial value of the warrants of $3,000 was recorded as a derivative liability (see Note 16).

The conversion option related to the convertible credit facility, together with the interest rate reduction feature (see above) and the embedded call options represented by Laurus' right to receive interest payments in stock, were treated as a single compound derivative instrument and were bifurcated from the convertible credit facility and accounted for separately as a derivative instrument liability (see Note 16). Because the initial fair value of the embedded derivative instrument, together with the fair values of the options and warrants that were also accounted for as derivative instrument liabilities and recorded at their fair values, exceeded the proceeds received (the face amount of the debt), the difference was recorded as an immediate charge to income (see
Note 16).

The discount from the face amount outstanding under the convertible credit facility represented by the value assigned to the options, warrants and bifurcated derivative instruments is being amortized over the period to the due date of the facility of November 9, 2007, using the effective interest method.

As security for the convertible credit facility, we provided Laurus a general security agreement on Thomas Equipment, Inc. and, subsequently, a second position on all assets of Pneutech, Inc. In connection with the $6,000 term loan (see Note 12) and the convertible credit facility, the Province of New Brunswick provided a guarantee to Laurus related to our payment obligations under the loan agreements, up to an amount of CD$8,000. Payment under the guarantee is required only if we fail to repay Laurus when due or demanded under our agreements. Laurus is required to maintain a security interest in our assets and make reasonable commercial efforts to collect on that security before payments under the guarantee are required.

Exhibit B - Proposed Disclosure related to Redeemable Preferred Shares



17. Redeemable preferred shares

Successor

                                                                                               June 30, 2005
25,000 shares of Series A redeemable convertible preferred stock - stated amount               $      25,000

Discount, net of amortization of $1,420, related to warrants to purchase 2,083,333 common shares at an exercise price of $3.75 per share.  The warrants are exercisable at any time and expire on April 19, 2010.  The proceeds allocated to the warrants of $9,208 were recorded as a derivative liabilty (see Note 16) and the resulting discount from the preferred stock is being amortized over the period to the earliest redemption date of 12 months.  The warrants were valued using the Black-Scholes option pricing model based on the market price of the common shares at the time the warrants were issued and other relevant
factors  (see Note 16)                                                                                (7,788)

Discount related to the beneficial conversion feature, net of amortization of $15,792
After allocating a portion of the proceeds to the warrants, it was determined that all the remaining proceeds of the preferred stock should be allocated to the embedded conversion feature.  As such, $15,792 was credited to additional paid-in capital.  Because the redeemable preferred stock has no stated redemption date, the discount was amortized over
the period to the earliest conversion date, resulting in immediate recognition                            --

Accretion of 10% premium payable on redemption.  The premium of $2,500,000 is being accreted over the 12 month period to the earliest date at which the holders can, in certain circumstances, require redemption
                                                                                                         386

                                                                                               -------------
Carrying amount at June 30, 2005
                                                                                               $      17,598
                                                                                               =============


On April 19, 2005, we entered into agreements with several accredited investors for the sale of an aggregate of 25,000 shares of series A preferred stock (the "Preferred Stock"), and warrants to purchase an aggregate of 2,083,333 shares of common stock exercisable at a price of $3.75 per share at any time during a period of five years (the "Warrants"). The securities were sold for an aggregate cash consideration of $25,000. The securities were issued in a private placement transaction pursuant to Section 4(2) and Regulation D under the Securities Act of 1933, as amended. The Company also agreed to cause a resale registration statement covering the common stock issuable upon conversion of the Preferred Stock and exercise of the Warrants to be effective within six months of the closing date.

The Preferred Stock is convertible into 8,333,333 shares of common stock at the rate of $3.00 per share and pays a dividend of 5% per annum in cash. The Preferred Stock may be converted at anytime upon five days notice by the Preferred Stockholders. Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price will be adjusted according to a formula that is intended to maintain the holders in no better or worse position than before such issuance. The conversion price may also be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

The Company can require the holders to convert up to 20% of their Preferred Stock per month, if the common stock trades at an average price of $6.00 per share for 20 consecutive days, with average volume of 150,000 shares per day. At any time commencing after three years from the closing date, the Company can redeem the Preferred Stock. If the redemption occurs in the fourth year after issuance, the redemption amount is 200% of the stated value. If the redemption occurs during the fifth year after issuance, the redemption amount is 225% of the stated value. The holder can require the Company to redeem the Preferred Stock at 110% of the stated value, together with accrued dividends, after five years or upon certain events, including:

      o     failure to deliver common stock when required;

      o     failure to effect registration of the common stock; or

      o     a bankruptcy event.

The Company paid the placement agent of the offering a fee of 6% of the aggregate proceeds, together with warrants to purchase 500,000 shares of common stock at an exercise price of $3.00 per share for a period of five years. The warrants are exercisable at any time and expire on April 19, 2010. These placement fees, together with other transaction costs, were charged to additional paid-in capital.

The net cash proceeds received from the sale of the preferred stock and the warrants were used to repay the debenture to Roynat Merchant Capital Inc., certain Samsung Industries long term debt and for general working capital purposes.

See Note 2 for a discussion of the current status of the redeemable preferred shares, including penalties for failure to register the underlying conversion/warrant shares and the default premium.

Predecessor

                                                                                June 30, 2004
                                                                                -------------
  Authorized
  25,000 cumulative, retractable, non-voting Class E preferred shares with a par value of $1,000 each, redeemable at par at the option of the holder and
  TEL at any time. Dividends are payable on issued shares at the Bank of Nova
  Scotia prime rate plus 4%

  Issued and fully paid
     Nil  Class E preferred shares                                                         --
                                                                                =============


On June 23, 2004, Day & Ross Inc, an affiliated company, redeemed the Class E preferred shares for their par value of $75,000. TEL paid the redemption price by way of a demand interest bearing promissory note (Note 9).

In the event of liquidation, dissolution or winding up of TEL or other distribution of assets or property, each holder of the Class E shares shall be entitled to receive from the assets and property of TEL, for each Class E share the redemption thereof together with all accrued but unpaid dividends thereon before any amount shall be paid or any assets or property of TEL distributed to the holders of any Class A or B preferred shares, or common shares which all rank junior to the Class E shares.